5-1-02

02033957

United States
Securities and Exchange Commission
Washington, D.C. 20549

# FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934



For the month of May 2002

**Copamex, S.A. de C.V.**
(Translation of Registrant's name into English)



Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.]

# COPAMEX, S.A. DE C.V. & SUBSIDIARIES







FACIA
BOND

## Press Release

### First-Quarter 2002[1]

FOR IMMEDIATE RELEASE

**(Monterrey, N.L. Mexico –May 08, 2002) COPAMEX, S.A. de C.V. today announced its unaudited consolidated financial results, stated in Millions of Mexican constant pesos (Ps.) as of march 31, 2002 prepared in accordance with Mexican GAAP.**

### HIGHLIGHTS

- ✓ Net sales decreased 5.6 percent in Mexican pesos and increasing 4.0 percent in US Dollars
- ✓ Gross profit decreased 5.1 percent
- ✓ EBITDA margin declined to 15.8 percent (17.1 percent in 1Q'01)
- ✓ Interest expenses decreased 20.5 percent
- ✓ EBITDA to net interest expense improved to 2.4 in 1Q'02 (2.1 in 1Q'01)
- ✓ Debt to EBITDA ratio improved to 3.7 in 1Q'02 (4.4 in 1Q'01)
- ✓ Total debt in Mexican pesos decreased by 11.9 percent
- ✓ Total debt in US Dollars decreased by 2.9 percent (US$ 15.4 MM)

[1] All comparisons for the three months ended March 31, 2002 in this report are made against the figures for the three months ended March 31,2001 unless otherwise stated.

## Net Sales

*1Q'02 net sales decreased by 5.6 percent (Ps. 104.9)*

COPAMEX's consolidated net sales of Ps. 1,773.5 for the first quarter 2002 represent a decrease of 5.6 percent (Ps. 104.9). Net sales drop resulted by a 3.1 percent decrease of Consumer products, 3.0 percent decrease of Packaging products and 11.7 percent decrease of Printing and Writing products.

COPAMEX's consolidated net sales in US Dollars increased by 4.0 percent in the first quarter 2002 to US$ 196.7 million from US$ 189.0 million.

Net sales overall were affected by lower volumes in some of the Company's products as a result of religious Easter occurring during the first quarter, as opposed to 2001 when they occurred during the second quarter. In addition, the slowdown of the Mexican and U.S. economies has impacted pricing to some extent.

Besides the above, net sales of Consumer products decreased to Ps. 846.5 due to: (i) lower sales of notebooks associated with a seasonal time-delay effect and (ii) lower sales of laminated-papers to third parties.

Similarly, net sales of Packaging products decreased to Ps. 439.4 as a result of: (i) lower sales volume of multi-wall bags and (ii) sales prices affected by the continuing strength of the peso against the US Dollar.

Net sales of Printing and Writing products decreased to Ps. 487.6 also due to lower sales prices related with the exchange rate.

**Table 1**

**COPAMEX's net sales by Division** *(in Millions of constant Mexican pesos as of 31/03/2002)*

| (Ps. MM) | Net Sales | | Change | |
|---|---|---|---|---|
| DIVISION | First Quarter 2002 | First Quarter 2001 | $ | Percent |
| Consumer products | 846.5 | 873.6 | (27.1) | (3.1 %) |
| Packaging | 439.4 | 452.9 | (13.5) | (3.0 %) |
| Printing & Writing | 487.6 | 551.9 | (64.3) | (11.7 %) |
| **Net sales** | **1,773.5** | **1,878.4** | **(104.9)** | **(5.6 %)** |
| | | | | |
| **Net sales (US$ MM)** | **196.7** | **189.0** | **7.7** | **4.0 %** |

[1] All comparisons for the three months ended March 31, 2002 in this report are made against the figures for the three months ended March 31,2001 unless otherwise stated.

*Cost of goods sold decreased by 5.9 percent (Ps. 71.5)*

### Cost of goods sold

Cost of goods sold decreased by 5.9 percent (Ps. 71.5), from Ps. 1,218.1 to Ps. 1,146.6 in the first quarter 2002, mainly due to: (i) lower fiber costs and (ii) the continued strength of the peso against the US Dollar.

*Gross profit decreased by 5.1 percent (Ps. 33.4)*

### Gross profit

Gross profit decreased by 5.1 percent (Ps. 33.4) from Ps. 660.2 to Ps. 626.8 during the first quarter 2002 and gross margin increased 0.2 percentage points to 35.3 percent from 35.1 percent of the same quarter of last year.

*SG&A increased by 1.6 percent (Ps. 6.7)*

### Selling, general & administrative expenses

Selling, general & administrative expenses increased by 1.6 percent (Ps. 6.7) during the first quarter 2002. The increase was associated with: (i) marginal advertising expenses stemmed from new product lines, (ii) the incorporation of a new corrugated containers facility and (iii) a new distribution facility in Central America. It is important to highlight that although operating expenses increased relative to the first quarter of last year, they declined versus the fourth quarter 2001, reflecting management's efforts to contain operating expenses.

*Operating Income decreased by 17.4 percent (Ps. 40.1)*

### Operating income

Operating income totaled Ps. 190.2 for the first quarter 2002, decreased 17.4 percent and operating margin decreased 1.6 percentage points to 10.7 percent. This decrease resulted mainly due to: (i) a decrease in the Company's consolidated net sales and (ii) an increase in operating expenses.

*EBITDA decreased by 12.6 percent in Mexican Pesos and by 3.6 percent in US Dollars*

### EBITDA

During the first quarter of 2002: (i) EBITDA decreased by 12.6 percent (Ps. 40.3) to Ps. 280.6, (ii) EBITDA margin decreased by 1.3 percentage points to 15.8 percent from 17.1 percent, and (iii) EBITDA in US Dollars decreased by 3.6 percent (US$ 1.2 MM) to US$ 31.1 MM.

[1] All comparisons for the three months ended March 31, 2002 in this report are made against the figures for the three months ended March 31,2001 unless otherwise stated.

# COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Table 2

Balance Sheet *(in Millions of constant Mexican pesos as of 31/03/2002)*

| Ps. (MM) | March 31, 2002 | March 31, 2001 |
|---|---|---|
| Current assets | 3,133.0 | 3,388.6 |
| Fixed assets | 8,551.3 | 9,174.8 |
| Other assets | 825.1 | 676.2 |
| **Total Assets** | **12,509.4** | **13,239.6** |
| Short-term debt* | 2,150.0 | 2,236.8 |
| Other current liabilities | 1,469.3 | 1,316.0 |
| Long-term debt | 2,573.6 | 3,122.0 |
| Other long-term liabilities | 90.7 | 83.3 |
| Deferred taxes | 1,833.8 | 1,947.1 |
| **Total Liabilities** | **8,117.4** | **8,705.2** |
| **Equity** | **4,392.0** | **4,534.4** |

**Refinancing program update:**

| | | |
|---|---|---|
| 1. - US$72MM | → 4-year syndicated loan | (Closed Apr.'02) |
| 2. - US$33MM | → 4-year notes "Certificado Bursatil" | (Closed Apr.'02) |

* Given a pro forma effect of the 4-year syndicated loan and the 4-year notes "Certificado Bursatil", short-term debt would have represented 25.5 percent over total debt versus 45.5 percent as of the end of march 2002.

[1] All comparisons for the three months ended March 31, 2002 in this report are made against the figures for the three months ended March 31,2001 unless otherwise stated.

# COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of March 31, 2002 and 2001

(Thousands of constant Mexican pesos as of March 31, 2002)

| | March '02 | March '01 | | March '02 | March '01 |
|---|---|---|---|---|---|
| **Assets:** | | | **Liabilities:** | | |
| **Current assets** | | | | | |
| Cash and cash equivalents | 79,414 | 12,552 | Short-term debt | 1,773,374 | 1,593,407 |
| Accounts receivable | 1,563,631 | 1,596,137 | Current portion of long-term debt | 376,634 | 643,366 |
| Related parties | 183,044 | 293,976 | Suppliers | 841,824 | 864,887 |
| Inventories | 911,156 | 1,071,596 | Income tax and employee profit sharing | 48,546 | 21,543 |
| Other accounts receivable | 395,758 | 414,378 | Other accounts payable | 578,991 | 429,529 |
| Total current assets | 3,133,003 | 3,388,639 | Total current liabilities | 3,619,369 | 3,552,732 |
| | | | Long-term debt | 2,573,577 | 3,121,974 |
| Investment in shares | 93,372 | 0 | Labor obligations | 90,665 | 83,333 |
| Property, plant and equipment, net | 8,551,312 | 9,174,753 | Total long-term liabilities | 2,664,242 | 3,205,307 |
| Other assets | 613,073 | 630,946 | Deferred income taxes | 1,833,831 | 1,947,161 |
| Goodwill | 118,633 | 45,275 | Total liabilities | 8,117,442 | 8,705,200 |
| | | | **Stockholders' Equity:** | | |
| | | | Minority interest | 251,417 | 201,612 |
| | | | Capital stock | 4,885,901 | 4,893,103 |
| | | | Additional paid-in capital | 6,423 | 6,423 |
| | | | Retained earnings | 1,516,143 | 1,574,398 |
| | | | Net income | 291,817 | 250,858 |
| | | | (Insufficiency) from restatement of stockholders' equity | (620,523) | (430,290) |
| | | | Cumulative effect of deferred income taxes | (1,939,227) | (1,961,691) |
| | | | Total majority interest | 4,140,534 | 4,332,801 |
| | | | Total stockholders' equity | 4,391,951 | 4,534,413 |
| Total assets | 12,509,393 | 13,239,613 | Total liabilities and stockholders' equity | 12,509,393 | 13,239,613 |

[1] All comparisons for the three months ended March 31, 2002 in this report are made against the figures for the three months ended March 31,2001 unless otherwise stated.

# COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Statements of Income
for the periods ended March 31, 2002 and 2001
( Thousands of constant Mexican pesos as of March 31, 2002)

| | Jan - March ' 02 | | Jan - March ' 01 | | CHANGE | |
|---|---|---|---|---|---|---|
| | | | | | Ps. $ | % |
| Net sales | 1,773,487 | 100.0% | 1,878,421 | 100.0% | (104,934) | -5.6% |
| Cost of goods sold | (1,146,647) | -64.7% | (1,218,167) | -64.9% | 71,520 | 5.9% |
| Gross profit | 626,840 | 35.3% | 660,254 | 35.1% | (33,414) | -5.1% |
| Selling, general and administrative expenses | (436,616) | -24.6% | (429,908) | -22.9% | (6,708) | -1.6% |
| Operating profit | 190,224 | 10.7% | 230,346 | 12.3% | (40,122) | -17.4% |
| Comprehensive cost of financing: | | | | | | |
| Interest income | 12,698 | 0.7% | 12,664 | 0.7% | 34 | -0.3% |
| Interest expense | (129,791) | -7.3% | (163,315) | -8.7% | 33,524 | 20.5% |
| Exchange gain (loss), net | 82,279 | 4.6% | 71,993 | 3.8% | 10,286 | -14.3% |
| Result from monetary position | 28,669 | 1.6% | 32,962 | 1.8% | (4,293) | -13.0% |
| Total comprehensive cost of financing | (6,145) | -0.3% | (45,696) | -2.4% | 39,551 | -86.6% |
| Income after comprehensive cost of financing | 184,079 | 10.4% | 184,650 | 9.8% | (571) | -0.3% |
| Other expenses, net | (21,806) | -1.2% | (16,460) | -0.9% | (5,346) | 32.5% |
| Income before taxes and employee profit sharing | 162,273 | 9.1% | 168,190 | 9.0% | (5,917) | -3.5% |
| Income tax | (15,028) | -0.8% | (13,909) | -0.7% | (1,119) | -8.0% |
| Deferred income tax | 161,690 | 9.1% | 110,823 | 5.9% | 50,867 | -45.9% |
| Employee profit sharing | (2,719) | -0.2% | (1,352) | -0.1% | (1,367) | -101.1% |
| Income before minority interest | 306,216 | 17.3% | 263,752 | 14.0% | 42,464 | 16.1% |
| Minority interest | (14,399) | -0.8% | (12,894) | -0.7% | (1,505) | -11.7% |
| Net income | 291,817 | 16.5% | 250,858 | 13.4% | 40,959 | 16.3% |

[1] All comparisons for the three months ended March 31, 2002 in this report are made against the figures for the three months ended March 31,2001 unless otherwise stated.

# COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
for the periods ended March 31, 2002 and 2001
(Thousands of constant Mexican pesos as of March 31, 2002)

| | 1Q '02 | 1Q '01 |
|---|---|---|
| Net income | 306,216 | 263,752 |
| **Items not requiring the use of resources :** | | |
| Depreciation and amortization | 101,235 | 101,495 |
| Provision for labor obligations | 4,054 | 2,244 |
| Deferred taxes | (161,690) | (110,823) |
| Total | 249,815 | 256,668 |
| **Changes in working capital :** | | |
| Accounts receivable | (86,557) | 180,725 |
| Inventories | 19,755 | (27,254) |
| Suppliers | (111,915) | 3,984 |
| Other accounts payable and accountable | 20,254 | (187,440) |
| Resources provided by operating activities | 91,352 | 226,683 |
| **Financing activities:** | | |
| Bank loans | (141,215) | (128,457) |
| Related Parties | (7,209) | (77,909) |
| Others | (2,383) | 3,304 |
| Resources used by financing activities | (150,807) | (203,062) |
| **Investing activities:** | | |
| Property, plant and equipment, net | (76,108) | (40,736) |
| Deferred charges | (5,502) | (11,197) |
| Other investments | 0 | 3,927 |
| Resources used in investing activities | (81,610) | (48,006) |
| | | |
| Decrease in cash and cash equivalents | (141,065) | (24,385) |
| Cash and cash equivalents at the beginning of period | 220,479 | 36,937 |
| Cash and cash equivalents at the end of the period | 79,414 | 12,552 |

[1] All comparisons for the three months ended March 31, 2002 in this report are made against the figures for the three months ended March 31,2001 unless otherwise stated.

## COPAMEX, S.A. DE C.V. & SUBSIDIARIES

**Contacts:**


Francisco Elosua
Investor Relations Manager
COPAMEX
Tel. +52 (81) 8152-6125
Fax: +52 (81) 8152-6129
frelosua@copamex.com

Ricardo Garza Kalifa
Investor Relations
COPAMEX
Tel. +52 (81) 8152-6126
Fax: +52 (81) 8152-6129
rgarzaka@copamex.com

Sofia Escamilla
McBride Mexico
Tel: +52 (55) 5644-1247
Fax: +52 (55) 5630-6320
sofia@mcbridecorp.com

Vicky Osorio
The Anne McBride Company - NY
Tel: 212-983-1702
Fax: 212-983-1736
vicky@annemcbride.com


[1] All comparisons for the three months ended March 31, 2002 in this report are made against the figures for the three months ended March 31,2001 unless otherwise stated.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

Date: May 10, 2002

By: ______________________
Carlos Luis Díaz Sáenz
General Counsel